Crested Corp.
877 N. 8th W.
Riverton, Wyoming 82501

February 1, 2007

Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Crested Corp.
Amendment to Form 8-K
Filed January 24, 2007

Attn: Mark Wojcicchowski

Dear Mr. Wojcicchowski:

In response to the staff’s comment of January 26, 2007 on Crested Corp’s Form 8-K filed January 24, 2007, and in connection with Crested Corp’s filing an amendment to that report, please be advise that Crested acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the amended filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Truly,

/s/ Robert Scott Lorimer
Robert Scot Lorimer,
Chief Financial Officer